UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-38208

Dragon Victory International Limited

Suite 1508, Central Plaza

18 Harbour Road, Wan Chai, Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒         Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Wenbing Wang

On April 27, 2022, Mr. Wenbing Wang (“Mr. Wang”) notified Dragon Victory International Limited (the “Company”) of his resignation as an independent director of the Company, the chairman of the audit committee (the “Audit Committee”) of the board of directors of the Company (the “Board”), and a member of the compensation committee (the “Compensation Committee”) and nominating and corporate governance committee of the Board (the “Nominating Committee”), effective April 30, 2022. Mr. Wang has advised that his resignation was due to personal reasons and not a result of any disagreement with the Company on any matter related to the operations, policies, or practices of the Company.

Appointment of Mr. Kiyohiro Kawayanagi as Independent Director

To fill in the vacancy created by the resignation of Mr. Wang, on May 6, 2022, the Nominating Committee of the Company recommended, and the Board appointed, Mr. Kiyohiro Kawayanagi to serve as an independent director of the Company and as a member of the Audit Committee, the Compensation Committee and the Nominating Committee of the Board, effective May 6, 2022. The Board has determined that Mr. Kawayanagi satisfies the “independence” requirements of Section 5605(a)(2) of the Nasdaq Listing Rules.

Mr. Kiyohiro Kawayanagi, age 53, has served as the Chief Executive Officer and Chairman of the board of directors of Pomelo Acquisition Corporation Limited, a blank check company incorporated as a Cayman Islands exempted company, since May 2021. Mr. Kawayanagi has been a founding partner of Bit World Japan Investment Limited, a Japanese investment firm, focusing on telecommunications, media, and technology areas, since its inception in March 2018. Prior to that, from March 2016 to March 2018, Mr. Kawayanagi served as a Managing Director for Zhongzhi Industry Investment Co., Ltd., a Beijing-based Chinese Private Equity Fund, and a Partner at Shanghai Honghao Investment Consulting Co., Ltd., an integrated consulting company, from December 2014 to February 2016. He also served as a Managing Director at Shanghai Fuson Hi-Tech (Group) Co., Ltd., a Shanghai-based Chinese investment firm, from April 2013 to November 2014. Mr. Kawayanagi served as the Assistant Director for DAIWA Securities Co., Ltd., the second largest investment bank in Japan, from June 2004 to April 2013, and served as an Associate Manager for NIKKO Securities Co., Ltd., the third largest investment bank in Japan, from April 1994 to December 1999. Mr. Kawayanagi received an MBA from the University of Arizona in 2004, and his bachelor’s degree in law from Waseda University in Japan in March 1994. Mr. Kawayanagi became a member of the Securities Analysts Association of Japan in October 1998.

On May 6, 2022, the Company and Mr. Kawayanagi entered into a director offer letter (the “Offer Letter”), pursuant to which Mr. Kawayanagi will be compensated at a rate of US$15,000 per year, payable in cash at the end of each quarter. The Offer Letter contains customary confidentiality, non-solicitation, and indemnification provisions. The foregoing summary of the Offer Letter does not purport to be complete and is qualified in its entirety by reference to the Offer Letter, a copy of which is filed as Exhibit 10.1 to this Report of Foreign Private Issuer on Form 6-K.

There are no family relationships between Mr. Kawayanagi and any director or executive officer of the Company. To the best knowledge of the Company, there is no understanding or arrangement between Mr. Kawayanagi and any other person pursuant to which he was appointed as an independent director.

Appointment of Mr. Sen Lin as Chairman of the Audit Committee

On May 6, 2022, the Nominating Committee recommended, and the Board appointed, Mr. Sen Lin, an independent director of the Company, a member of the Audit Committee and a member of the Nominating Committee of the Board, to serve as the chairman of the Audit Committee, effective May 6, 2022.

Exhibit No.	Description
10.1	Director Offer Letter dated May 6, 2022 by and between the Company and Kiyohiro Kawayanagi

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dragon Victory International Limited

By:	/s/ Limin Liu
Limin Liu
Chief Executive Officer

Date: May 6, 2022

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